SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. __________)

                               FSF FINANCIAL CORP.
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock $0.10 Par Value Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   302 62K 105
                  ---------------------------------------------
                                 (CUSIP Number)

                          Gregory A. Gehlmann, Esquire
                            Malizia Spidi & Fisch, PC
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 1999
                  ---------------------------------------------
             (Date of event which requires filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 7 pages)

----------------------------------------------------                          --------------------------------------------
CUSIP No.       302 62K 105                                    13D            Page 2 of 7 Pages
----------------------------------------------------                          --------------------------------------------

----------------------- -------------------------------------------------------------------------------------------------
          1             NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Donald A. Glas
----------------------- -------------------------------------------------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) [ ]
                                                                                                                  (b) [ ]
                        N/A
----------------------- -------------------------------------------------------------------------------------------------
          3             SEC USE ONLY

----------------------- -------------------------------------------------------------------------------------------------
          4             SOURCE OF FUNDS

                        PF
----------------------- -------------------------------------------------------------------------------------------------
          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                          TO ITEM 2(d) or 2(e)                                                                        [ ]

                        N/A
----------------------- -------------------------------------------------------------------------------------------------
          6             CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
----------------------- ------------- -----------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                                            158,992 Shares
        SHARES
     BENEFICIALLY       ------------- -----------------------------------------------------------------------------------
       OWNED BY              8        SHARED VOTING POWER
         EACH                                                3,343 Shares
      REPORTING         ------------- -----------------------------------------------------------------------------------
     PERSON WITH             9        SOLE DISPOSITIVE POWER
                                                           158,992 Shares
                        ------------- -----------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                             3,343 Shares
----------------------- -------------------------------------------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           162,335 Shares
----------------------- -------------------------------------------------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                                                                [ ]

                        N/A
----------------------- -------------------------------------------------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.8% (based on 2,795,887 outstanding shares)

----------------------- -------------------------------------------------------------------------------------------------
          14            TYPE OF REPORTING PERSON

                                               IN
----------------------- -------------------------------------------------------------------------------------------------


Item 1.  Security and Issuer
-------  -------------------

         The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of FSF Financial Corp. (the "Issuer"), the executive office of which is located at 201 Main Street South, Hutchinson, Minnesota 55350.

Item 2.  Identity and Background
-------  -----------------------

(a)      Name: Donald A. Glas

(b) Residence or Business Address: 201 Main Street South, Hutchinson, Minnesota 55350.

(c) Present Principal Occupation or Employment: Chief Executive Officer of FSF Financial Corp., 201 Main Street South, Hutchinson, Minnesota 55350.

(d)      None.

(e)      None.

(f)      Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

         The purchase of the Common Stock has been made with the personal funds of Mr. Glas, and through compensation awards as chief executive officer of the Issuer. Mr. Glas has exercisable options to purchase 63,732 shares which were granted pursuant to compensation plans of the Issuer.

Item 4.  Purpose of Transaction
-------  ----------------------

         All of the shares reported on this Schedule 13D as beneficially owned by Mr. Glas were acquired for investment. Mr. Glas may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a director and an executive officer of the Issuer, Mr. Glas, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.

         Other than as discussed above and in the performance of his duties as a director and an executive officer of the Issuer, Mr. Glas has no current plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g)  changes  in  the  Issuer's  articles  of   incorporation,   bylaws  or
          instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

         (a) The reporting person beneficially owns 162,335 shares of the Issuer as of the date of this statement, representing 5.8% of the issued and outstanding shares. This includes 10,955 shares of the Common Stock held in the ESOP which have been allocated to Mr. Glas's account and 63,732 shares which may be acquired by Mr. Glas within 60 days pursuant to exercise of stock options. This does not include (i) 146,070 shares held by the ESOP which have not been allocated to participants' accounts, which shares are voted by the trustee of the ESOP in accordance with instructions from Mr. Glas in his capacity as the Plan Administrator of the ESOP, and (ii) 8,993 shares of restricted stock granted but not vested, pursuant to the subsidiary of the Issuer's Management Stock Plan ("MSP") held by the MSP on behalf of Mr. Glas.

         (b) Mr. Glas exercises sole voting and dispositive power over 158,992 shares. The total of 162,335 shares owned directly and beneficially by Mr. Glas also includes 2,343 shares owned solely by Mr. Glas's wife, 1,000 shares held in trust for the benefit of a minor child of Mr. Glas, and 10,955 shares held by the ESOP on behalf of Mr. Glas.

         (c) No transactions in the class of securities being reporting on have been effected during the past sixty days.

         (d) No other person has any interest in the securities reported on pursuant to his Schedule 13D.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

         Not applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 31, 1999                             /s/ Donald A. Glas
                                                     ---------------------------
                                                     Donald A. Glas